UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar JPLs Report to Creditors

We, LDK Solar Co., Ltd., in provisional liquidation, have provided the first report of our Joint Provisional Liquidators to creditors, covering the period from February 27 to March 24, 2014, attached hereto as Exhibit 99.4.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: March 25, 2014

3

Exhibit 99.4

24 March 2014
Liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014
LDK Solar CO., Ltd – in provisional liquidation
Zolfo Cooper
Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Glossary

€	Euro

$	United States Dollars

Ad Hoc Advisers	The financial and legal advisers to the Ad Hoc Committee; being Houlihan Lokey, Ropes and Gray LLP and Harneys, Westwood & Riegels

Ad Hoc Committee	The Ad Hoc Committee representing the Senior Note holders

ADS	American depositary shares, each representing one ordinary share issued in the Company with a par value of $0.10 each

Apollo	Apollo Investment Asia Limited

Business Plan	The business plan produced by Management and assisted by Jefferies, containing projections for the Company’s on-shore operations as a going concern for the fiscal years ending 31 December 2014 to 2018

CAI	CAI Global Master Fund, L.P.

Campbells	Cayman Islands legal counsel to the JPLs

Court	The Grand Court of the Cayman Islands

Cayman Scheme	A scheme of arrangement pursuant to section 86 of The Cayman Islands Companies Law (2013 Revision) (as amended)

Chairman Peng	Founder, director and Executive Chairman of the Company, Mr Xiaofeng Peng

Commitment Letter	The commitment letter signed by HRX dated 18 March 2014 in respect of the Interim Financing

Committee	Liquidation committee comprising creditors of the Company

Company	LDK Solar CO., Ltd. – in provisional liquidation

Directors	The current directors of the Company listed at section 2.1

Exit Financing	The funding required following the implementation of the restructuring of the Company’s off-shore liabilities

Fulai	Fulai Investments Limited

Group	LDK Solar CO., Ltd. and its subsidiaries

Houlihan Lokey	Houlihan Lokey (Europe) Limited

HRX	Heng Rui Xin Energy (HK) Co., Limited

Interim Financing	The Company’s ongoing funding requirements until the completion of the restructuring of the Company’s off-shore liabilities

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Jefferies	Jefferies LLC

Jiangxi Hi-Tech	Jiangxi LDK Solar Hi-Tech Co., Ltd.

JPLs	Eleanor Fisher and Tammy Fu of Zolfo Cooper, Joint Provisional Liquidators of the Company appointed by the Court on 27 February 2014

Judgment	The judgment against the Company, LDK Solar Europe Holdings S.A. and LDK Solar USA Inc. in favour of Munich Reinsurance dated 13 August 2012

KPMG	KPMG, including KPMG Huazhen Shanghai

LDK New Energy	LDK New Energy Holding Limited

LDK Silicon	LDK Silicon & Chemical Technology Co., Ltd.

Management	The Group’s management listed at section 2.1

Meeting of Creditors	The meeting of the creditors of the Company to be held on 28 March 2014

MNPI	Material non-public information

Munich Reinsurance	Munich Reinsurance Company

Note	Convertible promissory note agreement

Notice of Redemption	The notice of redemption issued by Apollo on or about 28 June 2012

NYSE	The New York Stock Exchange

Order	Order of the Court dated 27 February 2014

Personal Guarantee	The personal guarantee provided by Chairman Peng in favour of the Preferred Investors for the payment of all indebtedness and liabilities under the Preferred Documents

PRC	The People’s Republic of China

Preferred Documents	The Subscription Agreement, the Shareholders Agreement and the articles of association of LDK Silicon relating to the Preferred Shares

Preferred Investors	Holders of Preferred Shares pursuant to the Preferred Documents

Preferred Shares	Series A redeemable convertible preferred shares in LDK Silicon held by the Preferred Investors

PV	Photovoltaic

RMB	Chinese Renminbi

RSA	Restructuring Support Agreement

SEC	U.S. Securities and Exchange Commission

Senior Notes	The Company’s RMB denominated US$-Settled 10% Senior Notes due 2014

Shareholders’ Agreement	Shareholders’ agreement dated 9 March 2011

Sidley	Sidley Austin LLP

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

SPI	Solar Power, Inc.

Stakeholders	The investors and creditors of the Company

Subscription Agreement	The subscription agreement for the Preferred Shares dated 30 December 2010

Sunways	Sunways AG

Support Letters	The support letter dated 15 July 2012 and the confirmation letter dated 21 November 2012 in relation to Sunways, as referred to in section 6.1.1.

ZCUK	Zolfo Cooper LLP

Zolfo Cooper	Zolfo Cooper (Cayman) Limited

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Basis of Presentation

This report has been prepared for the purpose of informing the creditors of the Company about the progress made in the provisional liquidation of the Company to date. Receipt of this report is not an admission that the JPLs have adjudicated or admitted any claim that the recipient may have made against the Company.

This report has been prepared using the information available to the JPLs at the time of preparation. Investigations are on-going and new information continues to be received. This may result in material changes to the information provided in this report.

This report does not waive privilege in relation to any matters that are the subject of legal proceedings in any jurisdiction.

Disclaimer

This report should not be copied or disclosed to any third party or otherwise be quoted or referred to, in whole or in part, without the prior written consent of the JPLs. In the event that this report is obtained by a third party or used for any purpose other than in accordance with its purpose of informing creditors, any such party relying on the report does so entirely at their own risk and shall have no right of recourse against the JPLs, Zolfo Cooper, ZCUK or their respective partners, directors, employees, professional advisers or agents.

None of the JPLs, Zolfo Cooper, ZCUK or their respective partners, directors, employees, professional advisers or agents accept any liability or assume any duty of care to any third party (whether it is an assignee or successor of another third party or otherwise) in respect of this report and any such party who receives a copy of this report whether from Zolfo Cooper, or any other source shall have no right of recourse against Zolfo Cooper, ZCUK or their respective partners, directors, employees, professional advisers or agents.

In preparing this report the JPLs have relied upon information in the possession of the Company at the time of their appointment and the statutory documentation and other information provided to them. The JPLs have not performed an audit examination on this information. Except where specifically stated, the JPLs have been unable to establish the reliability of the sources of information presented to them by reference to independent evidence.

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Subject to all the qualifications and limitations contained herein, the Company will also disclose this report pursuant to the U.S. Securities Exchange Act of 1934, as amended, by submitting a periodic report on Form 6-K to the SEC, with this report attached thereto.

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Contents

1.	Introduction	1

2.	Background to the appointment	2

3.	Initial actions following appointment	8

4.	The Company’s current financial position	11

5.	Financial analysis undertaken	16

6.	Update regarding Sunways AG and Solar Power, Inc	19

7.	Provisional liquidation funding requirements	20

8.	Status of restructuring negotiations	25

9.	Liquidation Committee	27

10.	Winding up Hearing on 2 April 2014	28

11.	Receipts and Payments	29

12.	Next steps	29

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Appendices

Appendix A	Group Structure

Appendix B	Preferred Investors

Appendix C	Company receivables

Appendix D	Long-term investments

Appendix E	Intercompany payables

Zolfo Cooper (Cayman) Limited

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

1.	Introduction

This report is the JPLs’ first report to the Company’s creditors which is being provided in advance of the Meeting of Creditors. This report is based on work completed by the JPLs and their advisers since their appointment on 27 February 2014.

This report sets out the background to the appointment of the JPLs, provides information relating to the Company’s current financial position and provides an update on the immediate issues that the JPLs have encountered since their appointment.

Since their appointment, the JPLs have spent considerable time focussing on the following key issues:

•	Obtaining an understanding of the Company and its financial position, together with the wider Group and its business operations;

•	Understanding the state of negotiations that were on-going, at the time of their appointment, between the Company and key stakeholder groups regarding a restructuring of the Company’s off-shore liabilities, and assessing whether any restructuring proposal has a reasonable prospect of being successfully implemented;

•	Assessing the funding requirements necessary to enable the implementation of any agreed restructuring and identifying appropriate sources of funding; and

•	Exercising the JPLs’ powers in accordance with the Order.

It should be noted that the winding up petition submitted by the Company and the summons by which the JPLs were appointed are listed for hearing before the Court at 10:00am on 2 April 2014. At that hearing the JPLs will be seeking a further adjournment of the petition in order to extend the provisional liquidation whilst they continue to progress discussions with the Company’s creditors regarding a restructuring of the liabilities of the Company outside of the PRC (also known as the off-shore liabilities).

Creditors should also note that due to the Company and certain of its subsidiaries being public companies listed on stock exchanges in the United States and Germany, the JPLs are required to ensure that information provided to creditors herein complies with applicable securities laws in these jurisdictions in regards to public announcements and to prevent the disclosure of MNPI.

Zolfo Cooper (Cayman) Limited	1

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

2.	Background to the appointment

2.1	LDK Solar CO., Ltd. and its subsidiaries

The Company was incorporated in the Cayman Islands as an exempted company limited by its shares on 1 May 2006. The Company’s registered office was c/o Offshore Incorporations (Cayman) Limited, P.O. Box 2804, 4th Floor Willow House, Cricket Square, Grand Cayman KY1-0112, Cayman Islands. Upon appointment of the JPLs, the registered office was changed to the offices of Zolfo Cooper in the Cayman Islands.

The Company is the ultimate parent of the Group. The Company’s principal activity is to raise finance and provide guarantees on behalf of the Group. The Group structure is set out in Appendix A.

The Directors of the Company are listed below:

•	Chairman Peng

•	Mr Xingxue Tong

•	Mr Zhibin Liu

•	Mr Maurice Wai-fung Ngai

•	Mr Hongjiang Yao

•	Mr Junwu Liang

•	Mr Ceng Wang

•	Mr Xuezhi Liu

•	Mr Shi-an Wu

•	Mr Bing Xiang

•	Mr Shi Chen

Management, which comprise the Group’s executive team who are responsible for the day to day management of the Group, are as follows:

•	Chairman Peng – Executive Chairman

Zolfo Cooper (Cayman) Limited	2

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

•	Mr Xingxue Tong – President and Chief Executive Officer

•	Mr Jack Lai – Chief Financial Officer and Executive Vice President

•	Mr Yuepeng Wan – Chief Technology Officer

•	Mr Yunsong Ao – Executive Vice President

•	Mr Min Xiahou – Senior Vice President, CEO of SPI

•	Mr Jiazhen Zheng – Senior Vice President, head of the Module division

•	Mr Mario Zen – Vice President – Head of Europe

•	Mr Roger Yu – Assistant Vice President and Financial Controller

•	Mr Yan Xiong – Vice President, head of Corporate Management and the Polysilicon Division

The Group has approximately 8,000 employees. The Company itself has no employees although makes payroll contributions where employees of other Group entities provide services to the Company.

Zolfo Cooper (Cayman) Limited	3

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

The Company’s shares (ADS) are listed on the NYSE. On 21 February 2014 trading of the Company’s ADSs closed at $1.01 which ascribed a total equity market value of approximately $196.4 million to the Company based on its 194,480,847 outstanding shares. Trading in the Company’s ADSs was suspended on this date following the submission of the Company’s winding up petition to the Court. The Company’s main shareholders are set out in Table 1 below:

Table 1: Shareholders of the Company

Shareholder	Shareholding %	Observations

LDK New Energy	26.5	Chairman Peng is the ultimate beneficial owner of LDK New Energy.

Fulai	21.6	Mr Cheng Kin Ming is the ultimate beneficial owner of Fulai. Mr Shi Chen is Fulai’s nominated representative on the Company’s board.

HRX	13.0	The JPLs understand that 60% of HRX’s equity is owned by Hi-tech Wealth Investment and Developing Co., Ltd (a company engaged in investment and solar power related businesses) and 40% is owned by Xinyu State-owned Asset Management Co., Ltd. Mr Zhibin Liu, Mr Xuezhi and Mr Hongjiang Yao are HRX’s nominated representatives on the Company’s board.

Public float	38.9

Total	100.0

2.1.1.	Principal activities of the Group

The Group operates as a fully integrated manufacturer of PV products. The Group produces polysilicon which is then used to develop solar wafers, solar cells and solar modules, which in turn facilitate the production of solar panels. These panels are then sold to the Group’s customers via its on-shore companies. The Group also used to sell modules through off-shore trading companies; however these activities have been discontinued due to regulatory changes. Substantially all of the Group’s polysilicon is transferred internally for the production of solar wafers, solar cells and in turn solar modules and solar panels. To the extent there is surplus inventory available, the Group also looks to respond to market demand by selling polysilicon, solar wafers and solar cells to the external market.

The Group manufactures the following products:

•	Polysilicon – the Group commenced production and sale of polysilicon in 2009 and currently operates two polysilicon plants (Mahong Plant and Xiacun Plant) with an aggregate installed annualised polysilicon production capacity of approximately 17,000 metric tons. The Group’s polysilicon is primarily used to facilitate the production of its solar wafers.

Zolfo Cooper (Cayman) Limited	4

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

•	Solar wafers – the Group manufactures solar wafers in its wafer production facilities for sale globally to manufacturers of solar cells and solar modules. It has an aggregate annualised solar wafer production capacity of approximately 4.8 gigawatts.

•	Solar cells – the Group commenced solar cell production in 2010. Its current annualised solar cell production capacity is approximately 0.3 gigawatts.

•	Solar modules – the Group commenced solar module production in 2010 at its production facilities. Its current annualised solar module production capacity is approximately 1.4 gigawatts. The Group also provides solar module processing services to customers.

•	Solar farm projects – the Group designs and develops solar farm projects in the PRC, Europe and US for sale to third parties on completion. It also provides engineering, procurement and construction services for the solar farm projects.

2.1.2.	The structure of the Group

The Group’s operations are structured into two divisions; the on-shore division and the off-shore division. The Group’s on-shore division consists of operations which are located in the PRC, with the off-shore division comprising the Group’s operations located in Europe, North America and Japan. Each division includes a number of holding companies and trading entities.

2.1.3.	The Group’s on-shore division

The Group’s principal manufacturing facilities are in its on-shore division located in PRC. The Group’s key on-shore operating and trading companies are summarised below:

•	Jiangxi Hi-Tech: On-shore holding company and the principal operating entity for the manufacturing of solar wafers;

•	LDK Solar Hi-Tech (Xinyu) Co., Ltd: principal operating entity for the manufacturing of solar cells;

•	LDK Solar Hi-Tech (Nanchang) Co., Ltd: principal operating entity for the manufacturing of solar modules;

•	LDK PV Technology (Xinyu) Project Co., Ltd: principal operating entity for the engineering, procurement and construction services; and

•	Jiangxi LDK PV Technology Co., Ltd: principal operating entity for the manufacturing of polysilicon.

Zolfo Cooper (Cayman) Limited	5

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

The Group’s directors and management team are based in the PRC and Hong Kong and are responsible for undertaking the Group’s key strategic and operational decisions.

2.1.4.	The Group’s off-shore division

The Group established its off-shore presence in order to expand into the global market through acquiring a number of PV product manufacturers. The Group’s most notable acquisitions relate to a 71% interest in Sunways (acquired in 2012) and a 70% interest in SPI (acquired in 2011). These subsidiaries are discussed in further detail in section 6 of this report.

Historically the Group relied on manufacturing the majority of its solar panel components at its on-shore facilities before selling these components via its on-shore and off-shore trading companies, including off-shore sales offices.

In 2012 and 2013, the European Commission and the US Government completed investigations into alleged anti-competitive trading practices involving Chinese solar panel and component manufacturers which resulted in anti-dumping levies being introduced in these jurisdictions in respect of solar panel and key component imports. Whilst not quantified, it is understood that these measures may have had a significant adverse impact on the off-shore operations of the Group.

2.2	Events leading up to insolvency

2.2.1.	Financial obligations

The Company obtained debt financing in order to establish its off-shore division. The JPLs understand that the Group’s financing liabilities are split between on-shore and off-shore. As at 30 September 2013, the Group had total liabilities of $4.8 billion, comprising on-shore and off-shore financial liabilities together with trade accounts, accruals and other payables. Key off-shore financial obligations include the Senior Notes ($266.5 million) and the Preferred Shares ($423.4 million).

2.2.2.	Operational issues

Since 2011 the Group has been significantly impacted by over-capacity and reduced demand in the global PV market. This resulted in continuous price pressure throughout the value chain and culminated in a substantial market price reduction for solar power components. For example, the spot price of polysilicon has reduced from approximately $90 per kg in 2011 to approximately $18 per kg in 2014.

Zolfo Cooper (Cayman) Limited	6

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

This has had a material adverse impact on the Group’s operational performance and resulted in a deterioration in the Group’s financial performance. In response to adverse market conditions, the Group was forced to reduce production and in some instances suspend the operations of certain plants as it was unable to manufacture product profitably.

2.2.3.	Restructuring negotiations and the appointment of the JPLs

Due to the deterioration in the Group’s financial performance related to the adverse market conditions and resultant operational difficulties, the Company identified that it had insufficient liquidity to service its financial obligations as and when they fell due.

On 28 August 2013, the Company postponed payment of an interest coupon due to the Senior Note holders and subsequently engaged Jefferies to act as financial adviser in respect of the restructuring of the Company’s off-shore debt obligations.

Restructuring discussions in respect of the Company’s off-shore debt obligations have been in progress since September 2013.

It was anticipated that an agreement regarding the terms of a restructuring would be reached with the Senior Note holders and the Preferred Investors before the maturity of the Senior Notes on 28 February 2014. As the maturity date for the Senior Notes got closer, it became clear to the Company and its advisers that it was unlikely that the terms of a restructuring proposal would be agreed before this date.

The Company and its advisers were concerned that following the maturity of the Senior Notes, opportunist holders of the Senior Notes may take steps to enforce the Senior Notes and thereby obtain an advantage over other creditors. On 21 February 2014, the Company filed a winding up petition and applied by summons for the Company to be placed into provisional liquidation. Eleanor Fisher and Tammy Fu of Zolfo Cooper were appointed JPLs of the Company by the Court on 27 February 2014.

As detailed in the Order, having appointed the JPLs the Court adjourned the winding up petition and the summons for further consideration at a hearing on 2 April 2014. The JPLs are required, prior to the hearing, to provide the Court with this initial report as to the financial affairs of the Company and the progress of the provisional liquidation.

Zolfo Cooper (Cayman) Limited	7

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

One of the purposes of the provisional liquidation is to preserve the status quo and provide the JPLs with an opportunity to determine whether there is a reasonable prospect that a restructuring of the Company’s off-shore liabilities is achievable. The current status of the restructuring negotiations is discussed further in section 8.

3.	Initial actions following appointment

3.1	Notice of appointment

The JPLs wrote to all known creditors, or their known representatives, on 5 March 2014 to advise of their appointment and to convene the Meeting of Creditors for the purpose of providing a general update on the progress of the provisional liquidation and to seek to form a Committee. In addition, and in accordance with the Order, the letter advised creditors of a further hearing of the winding up petition and summons scheduled for 2 April 2014. The hearing is discussed in further detail at section 10 of this report.

A Chinese translation of the letter to creditors was circulated on 7 March 2014.

In accordance with the Order, a notice confirming the appointment of the JPLs and also providing information in relation to the 2 April 2014 hearing was submitted to the NYSE, Euroclear and Clearstream on 3 March 2014.

Notice of the 2 April 2014 hearing was also advertised in the Asia Wall Street Journal and the South China Morning Post on 12 March 2014 and 14 March 2014 respectively. A notice was sent to the Cayman Islands Gazette on 6 March 2014 and is due to be published in the 24 March 2014 edition.

3.2	The Company’s advisers

The Order granted the JPLs the power to engage ZCUK to assist them in the performance of their duties. ZCUK have been engaged on terms which include that their remuneration is subject to the approval of the Court and in accordance with the Insolvency Practitioners’ Regulations 2008 (as amended). The Order also granted the JPLs power to engage KLC, but on the basis that the directors of the Company have been fully cooperative with the JPLs, it has not, as yet, proved necessary.

In addition, the JPLs were given the power to re-engage the Company’s financial advisers, Jefferies, and the Company’s attorneys and foreign lawyers, namely Campbells and Sidley. In accordance with the Order, the Company’s attorneys and foreign lawyers are engaged on terms that are compliant with The Companies Winding Up Rules (2008 Revision) (as amended). At the hearing on 2 April 2014 the JPLs intend to apply for approval of the terms on which they propose to re-engage Jefferies. Copies of the documentation to be filed in respect of that application will be made available to creditors on request to the JPLs.

Zolfo Cooper (Cayman) Limited	8

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

3.3	Meeting of Creditors

The Meeting of Creditors is scheduled to take place on Friday 28 March 2014 at 8.00am Cayman time at the offices of Zolfo Cooper in the Cayman Islands. Given the geographical location of the Company’s creditors, the JPLs will provide dial in details upon request in order that a creditor, or their representative, may attend the meeting by teleconference.

Notice of the Meeting of Creditors was also advertised at the same time as the advertising of the notice of the JPLs’ appointment, as described in section 3.1 above.

The purpose of the Meeting of Creditors is to provide a general update on the progress of the liquidation and to seek to form a Committee. Further detail on the formation and membership of the Committee is provided at section 9 of this report.

Creditors wishing to attend the meeting should complete the proof of debt and proxy forms enclosed with the JPLs’ letter dated 5 March 2014. Further copies can be obtained by contacting LDKenquiries@zolfocooper.ky.

3.4	Directors’ powers

The JPLs wrote to the Directors on 6 March 2014 to advise of their appointment and the suspension of the Directors’ powers whereby the executive powers on behalf of the Company were now being exercised by the JPLs from the Cayman Islands. This was reiterated by the JPLs at the meeting of the board of Directors held in Shenzhen, PRC on 13 March 2014.

In order to manage the Company’s affairs effectively, the JPLs intend to enter into a protocol agreement with the Directors which clearly sets out the Directors’ duties of assistance. The protocol is in the process of being documented and agreed with the Directors and is expected to be finalised and executed within the next week.

3.5	Meetings with key Stakeholders

The JPLs, along with certain of their advisers, visited Hong Kong and PRC during the week commencing 10 March 2014 in order to meet with the Management and certain of the Company’s key Stakeholders. The JPLs were able to progress negotiations in relation to RSAs and the restructuring term sheet (further detailed in section 8), whilst also determining the Company’s interim funding requirements (further detailed in section 7).

Zolfo Cooper (Cayman) Limited	9

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

3.6	Submission of Form 20-F (audited consolidated accounts)

In accordance with the requirements of the SEC, the Company is required to submit consolidated annual accounts in the form of an annual report on Form 20-F within four months after the end of the relevant fiscal year. In the case of the accounts for the year ended 31 December 2013, the Form 20-F is required to be submitted by 30 April 2014.

Due to the Company’s lack of available funds to pay the past due amounts owed to KPMG, the audit process for the year ended 31 December 2013, which the JPLs understand is usually commenced by the Company in January, was not started before the JPLs’ appointment.

The Order authorised the JPLs to instruct KPMG to complete its audit of the Company’s financial statements and consolidated financial statements for the Group for the year ended 31 December 2013 so that the Company can make all necessary filings with the SEC.

The JPLs met with KPMG on 12 March 2014 in Hong Kong in order to discuss the requirements for completing the 2013 audit.

During the JPLs’ meeting with KPMG, it became clear that it would not be feasible for the 2013 audit to be completed by the SEC deadline of 30 April 2014. In extraordinary situations, it is possible to extend the deadline such that the final date by which the Company will need to submit accounts in order to avoid the risk of the NYSE pursuing suspension and delisting procedures is 31 October 2014.

The JPLs intend to re-engage KPMG to complete the 2013 audit in order to ensure the submission of the Form 20-F as soon as practicable and in any event prior to 31 October 2014. The JPLs are currently in discussions with KPMG in respect of the terms of their engagement and the timetable for completion of the 2013 audit.

3.7	Trading halt

ADSs representing the Company’s shares are listed on the NYSE. The NYSE suspended trading in the Company’s ADSs on 21 February 2014 following submission of the Company’s winding up petition to the Court.

The JPLs’ legal advisers have maintained regular contact with the NYSE during the suspension period and it is envisaged that the trading halt will be lifted once the Company is in a position to announce that it has secured RSAs agreeing to the proposed restructuring terms signed by a majority (by value) of each of (1) the holders of the Senior Notes and (2) the Preferred Investors. Further details in respect of the RSAs are contained in section 8.

Zolfo Cooper (Cayman) Limited	10

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

4.	The Company’s current financial position

The JPLs have received from Management unaudited financial statements and supporting schedules as at 28 February 2014 for the Company together with unaudited consolidated financial statements for the Group dated 31 December 2013. The JPLs have also benefitted from explanations received from Management and Jefferies in respect of the financial information received. As the consolidated financial statements as at 31 December 2013 remain MNPI these are not diclosed in this report.

Zolfo Cooper (Cayman) Limited	11

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

4.1	The Company’s balance sheet as at 28 February 2014 and 30 September 2013

The Company’s balance sheet as at 28 February 2014, as compared with the Company’s balance sheet as at 30 September 2013, is set out in Table 2 below.

Table 2: The Company’s balance sheet as at 28 February 2014 and 30 September 20131

$000	Note	Company at 28 February 2014	% of total	Company at 30 September 2013	% of total	Group at 30 September 2013	% of total
Cash and cash equivalents	4.1.1	13	0%	14	0%	95,246	2%
Pledged bank deposit		—		—		130,363	3%
Inventory		—		—		210,192	5%
Due from related parties - intercompanies	4.1.2	67,183	14%	53,902	11%	—
Due from related parties - other affiliates	4.1.3	40,775	8%	40,775	8%	37,195	1%
Other receivables	4.1.4	1,617	0%	1,045	0%	100,341	2%
Prepaid expense	4.1.5	616	0%	1,039	0%	3,021	0%
Convertible senior notes issuance cost						971	0%
Other current assets		—		—		193,783	5%

Total current assets		110,204		96,775		771,112

					0%
Long-term investments	4.1.6	382,756	78%	382,752	80%	8,768	0%
Property, plant and equipment		—		—		2,973,787	70%
Deposits for purchases		—		—		140,656	3%
Land use rights		—		—		244,495	6%
Long term prepayments		—		—		5,756	0%
Long term pledged bank deposit		—		—		3,837	0%
Bond issue cost	4.1.7	382	0%	937	0%	—
Other non-current assets		—		—		109,520	3%

Total assets		493,342		480,464		4,257,931

Short-term bank borrowings	4.1.8	(5,170)	0%	(3,140)	0%	(2,408,664)	50%
Current instalments of long term borrowing	4.1.9	(1,616)	0%	(1,616)		—
Trade accounts and bills payable		—		—		(642,702)	13%
Accrued payroll	4.1.10	(35)	0%	(56)	0%	—
Accrued and other expenses	4.1.11	(24,999)	2%	(18,070)	2%	(876,077)	18%
Advance payments from customers		—		—		(140,509)	3%
Other financial liabilities		—		—		(321,295)	7%
Due to related parties - intercompanies	4.1.12	(768,598)	69%	(745,280)	69%	—
Due to related parties - other affiliates	4.1.13	(21,183)	2%	(21,183)	2%	(57,277)	1%

Total current liabilities		(821,601)		(789,345)		(4,446,524)

US$-settled Senior Notes	4.1.14	(266,530)	24%	(265,361)	24%	(265,361)	6%
Long term borrowings	4.1.15	(28,926)	3%	(29,338)	3%	(22,500)	0%
Other long term payables	4.1.16	(1,480)	0%	(1,560)	0%	(63,371)	1%

Total liabilities		(1,118,537)		(1,085,604)		(4,797,756)

Redeemable non controlling interest		—		—		(382,847)

Total shareholder’s equity		625,195		605,140		922,672

Total liability and equity		(493,342)		(480,464)		(4,257,931)

[1]	The Company has several off balance sheet liabilities and/or contingent claims on which the JPLs comment at section 4.2 below.

Zolfo Cooper (Cayman) Limited	12

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Provided below are summarised notes on each of the Company’s balance sheet items, based on the JPLs’ review of the financial information received and their discussions with Management and Jefferies.

4.1.1.	It should be noted that the reported cash balance does not include the $6 million of funding received by Campbells immediately before the JPLs’ appointment, which has now been transferred to the provisional liquidation account established by the JPLs.

4.1.2.	Approximately $67.2 million of the Company’s $110.2 million of current assets are receivables due from other Group companies. The Company has provided a breakdown of this total by entity, which is summarised in Appendix C. The JPLs plan to undertake further work to understand fully how these balances have arisen and the likely level of recovery in respect of each receivable due.

4.1.3.	A $40.8 million receivable is due from Best Solar Co., Ltd, a subsidiary of LDK New Energy, which is controlled by Chairman Peng. There is a corresponding payable due to Best Solar Co., Ltd of $21.1 million. Further work is required by the JPLs in order to ascertain the nature of these balances.

4.1.4.	This balance is comprised of ad hoc receivables together with expected foreign exchange gains. The JPLs are in the process of seeking additional information in respect of these balances from Management.

4.1.5.	The JPLs have requested further information from Management in respect of the nature of the prepayment expenses balance.

4.1.6.	The Company has total assets with a reported book value of $493.3 million, of which $382.8 million (78%) relate to long term investments in the Company’s subsidiaries. A breakdown of the Company’s long term investments is provided at Appendix D. The JPLs understand the Company re-values its assets on a periodic basis, but further work is required to determine if and when these investments were last subject to revaluation.

4.1.7.	This balance relates to the capitalised costs of a bond issue completed by the Company. The JPLs have requested further information from Management in respect of this balance.

Zolfo Cooper (Cayman) Limited	13

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

4.1.8.	This balance comprises short term loans from 14 different lenders. Of the $5.2 million liability balance, $3.2 million relates to convertible notes issued by the Company.

This balance also includes an amount of $1.1 million owed to CAI. CAI is currently pursuing recovery of its claim against the Company through the Hong Kong courts and has applied for summary judgement against the Company which has been fixed for hearing on 8 April 2014. Should CAI obtain summary judgement at the hearing on 8 April 2014, the JPLs intend to apply for a stay of execution of any order granted in favour of CAI.

4.1.9.	This balance represents a short term instalment of long term borrowing associated with the refinancing of certain of the convertible notes.

4.1.10.	The JPLs understand that the Company has historically incurred expenses when an employee of another Group company undertakes tasks in respect of the Company. The JPLs are seeking clarification from Management in respect of this balance.

4.1.11.	$22.1 million of the $25.0 million balance relates to accrued interest on the Company’s Senior Notes. The remaining balance comprises accrued audit fees and foreign exchange expenses.

4.1.12.	The Company has current liabilities of $821.6 million, of which $768.6 million relates to intercompany amounts due to other Group entities. A breakdown of the intercompany balances by entity is set out in at Appendix E. The JPLs plan to undertake further work to understand fully the nature of the intercompany balances.

4.1.13.	The stated balance of $21.2 million is due to Best Solar Co., Ltd. Please see note 4.1.3 above.

4.1.14.	In the Company’s accounts, the Senior Notes are treated as a long-term liability of the Company. It is noted however that the Senior Notes, with an aggregate outstanding principal of approximately $266.5 million were due for repayment on 28 February 2014. The Senior Notes are governed by the laws of the state of New York and benefit from guarantees provided by a number of off-shore subsidiaries.

4.1.15.	This balance is comprised of loans provided to the Company by China Development Bank. The JPLs have requested further information from Management in respect of the nature of these loans.

4.1.16.	The JPLs have requested further information from Management in respect of this liability.

4.2	Off balance sheet items

In addition to the Company’s balance sheet liabilities of $1.1 billion as set out above, the JPLs have also sought to identify, in conjunction with Management and Jefferies, off balance sheet and/or contingent liabilities that may crystallise following the insolvency of the Company. Material off balance sheet items identified to date include:

•	Preferred Obligations – the Company has a liability of approximately $423.4 million arising from the Preferred Documents issued by LDK Silicon. A schedule of the Preferred Investors is set out in Appendix B. The Company continues to be in discussions with the Preferred Investors in respect of a restructuring of these obligations.

Zolfo Cooper (Cayman) Limited	14

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

It should be noted that in March 2011, Chairman Peng provided a personal guarantee in favour of the Preferred Investors.

On or about 28 June 2012 one of the Preferred Investors, Apollo issued a notice of redemption of the Preferred Shares to LDK Silicon, the Company and Chairman Peng alleging certain breaches under the documents governing the Preferred Obligations and requiring (amongst others) the Company and Chairman Peng to redeem and/or purchase the Preferred Shares held by Apollo for the redemption amount of $64.4 million.

No further action has been taken by Apollo under the Notice of Redemption against the Company or any of its subsidiaries. Apollo has however commenced proceedings against Chairman Peng under the Personal Guarantee and has petitioned for Chairman Peng’s bankruptcy claiming an amount of $75.5 million (as at 3 June 2013) is due and payable. These proceedings are disputed and are listed for hearing on 30 May 2014.

•	Judgment – Munich Reinsurance obtained a Judgment on 13 August 2012 in the Superior Court of the State of California for County of Santa Clara against the Company, LDK Solar Europe Holdings S.A. and LDK Solar USA Inc. The Judgment requires the Company, LDK Solar Europe Holdings S.A. or LDK Solar USA, Inc. to pay approximately $14.1 million to Munich Reinsurance

•	Support Letters – The Company provided a letter of support to Sunways dated 15 July 2012 and a confirmation letter dated 21 November 2012 pursuant to which the Company may be liable to provide adequate financial means to avoid any over-indebtedness and illiquidity of Sunways. Sunways is discussed in further detail in section 6.

•	Guaranteed bank debt – Management has provided a schedule of off-shore bank debt guaranteed by the Company which totals approximately $17.2 million as at 31 December 2013. The JPLs are currently seeking further explanations from Management as to any on-shore obligations also guaranteed by the Company.

The JPLs continue to assess the extent of contingent or potential future creditor claims against the Company and will provide a further update to creditors in their next report.

Zolfo Cooper (Cayman) Limited	15

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

4.3	Assessment of the Company’s solvency

The JPLs have undertaken an initial assessment of the Company’s solvency on both a balance sheet and cash flow basis. As at 28 February 2014, the Company had total assets with a reported book value of $493.3 million and total liabilities of $1,118.5 million, a deficit of $625.2 million. This excludes additional off balance sheet liabilities which are commented on above. The JPLs have therefore determined the Company is insolvent on a balance sheet basis.

The JPLs have also determined that the Company is cash flow insolvent on the basis that, as at 28 February 2014, the Company had insufficient available cash or cash equivalents to repay (among other presently due and payable liabilities) the Senior Notes on maturity in the amount of approximately $266.5 million.

5.	Financial analysis undertaken

In September 2013, the Company engaged Jefferies to assist with its financial restructuring negotiations. Jefferies has spent a significant amount of time working with Management on the financial aspects of the restructuring.

In order for the JPLs to fulfil their role as set out in the Order, the JPLs have sought to obtain a more detailed understanding of the Group’s legal, financial and operational affairs and continue to work with Management and Jefferies in this regard.

The JPLs’ initial financial analysis has focussed on reviewing and understanding the following:

•	The Business Plan, which underpins the Company’s restructuring proposals;

•	The valuation of the Group’s on-shore business and off-shore assets; and

•	Existing shareholder dilution analysis which illustrates the effects of the proposed restructuring on existing shareholders.

Jefferies also completed a liquidation analysis, illustrating the potential financial outcome to off-shore creditors if a restructuring is not completed. The JPLs have asked Jefferies to refesh this analysis. Set out below are the JPLs’ initial comments on each of the above.

Zolfo Cooper (Cayman) Limited	16

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

5.1	The Business Plan

At the request of the Company, Jefferies assisted Management in developing a Business Plan containing projections for the Company’s on-shore operations as a going concern for the fiscal years ending 31 December 2014 to 2018.

The purpose of the Business Plan is to demonstrate that the on-shore division will be cash generative in the event that sufficient working capital and capital expenditure is invested and the Group could reduce the burden of its off-shore financial obligations through restructuring these liabilities.

The JPLs understand from Jefferies that the Group did not have a suitable financial reporting system to support the development of the Business Plan; accordingly Jefferies worked alongside Management to develop the Business Plan. Jefferies’ work was carried out in October and November 2013 and included:

•	Reviewing the Group’s historic operational performance;

•	Attending the Group’s manufacturing facilities;

•	Discussion and input from Management of each business segment;

•	Understanding the Group’s working capital requirement; and

•	Completing a review of the global PV market.

It should be noted that the assumptions used to underpin Jefferies’ financial model have been developed by Management and were approved by the board of Directors in November 2013.

Once the Business Plan was approved by the Directors and in the interests of facilitating a consensual restructuring, the Business Plan was shared with Houlihan Lokey, the financial adviser to the Ad Hoc Committee. The JPLs understand that Houlihan Lokey undertook due diligence on the Business Plan.

The JPLs’ review of the Business Plan is currently on-going. Jefferies are providing significant assistance in this regard, including providing additional underlying source data, management information and explanations to the JPLs.

Zolfo Cooper (Cayman) Limited	17

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

5.2	Valuation

Jefferies conducted a valuation of the Group’s on-shore operations and off-shore assets as at 18 November 2013. The JPLs are reviewing the methodologies adopted, interpreting the analysis undertaken and assessing the conclusions drawn by Jefferies.

We note that the valuation work was completed for the purposes of restructuring discussions with the key Stakeholders and was prepared assuming the Company’s existing obligations were restructured and sufficient working capital was available to the Group post restructuring. This approach differs from a valuation that assesses the value of the Group’s on-shore business based on the situation as at the JPLs’ appointment (ie: reflecting the fact that the Company is in provisional liquidation and that additional funding may still be required to fund the on-shore operations). Accordingly, the JPLs are considering whether to mandate Jefferies to update their valuation work for the Group’s on-shore business and off-shore assets for subsequent review and analysis by the JPLs.

5.3	Liquidation Analysis

The Business Plan is predicated on the assumption that the Company’s off-shore financial liabilities are restructured. The JPLs understand that Jefferies also prepared an initial liquidation analysis to assist with the preliminary restructuring negotiations.

In order to understand the impact of a restructuring of the off-shore liabilities not being achieved, the JPLs have requested that Jefferies update their previous analysis in order to identify the potential outcome to creditors of the Company in circumstances where the Company is placed into liquidation by the Court.

5.4	Dilution analysis

At the request of the NYSE, Jefferies have completed a dilution analysis in order to demonstrate the impact of the proposed restructuring on existing shareholders. The dilution analysis has also been used to assist the Company with its restructuring negotiations with key Stakeholders and funders.

The dilution analysis has been reviewed by the JPLs to ensure that the dilutive impact of the proposed restructuring (if successful) on existing shareholders is understood.

Zolfo Cooper (Cayman) Limited	18

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

6.	Update regarding Sunways AG and Solar Power, Inc

6.1	Sunways AG

As noted in section 2, the Company acquired a 71% interest in Sunways during 2012 for consideration of approximately €23.4 million. Sunways is a German based PV manufacturer with its shares listed on the Frankfurt Stock Exchange. It produces, assembles and distributes solar cells and modules, PV system inverters and other components for renewable power products.

Sunways has suffered significant losses since 2010 due to the fluctuations of the solar market and high production costs, which the JPLs understand has had a substantial adverse impact on Sunways’ working capital.

In May 2013, Sunways was placed into preliminary insolvency proceedings in Germany due to its inability to satisfy its outstanding trade and finance obligations. In August 2013 Sunways averted the opening of insolvency proceedings following an out of court settlement and consensual compromise of key creditor claims.

6.1.1.	Actions taken by the JPLs with regards to Sunways

Following their appointment, the JPLs were advised by Sunways’ management that the provisional liquidation had invalidated the Support Letters, and that Sunways would be required to re-enter German preliminary insolvency proceedings unless it could prove its solvency by 21 March 2014.

Representatives of the JPLs met with Sunways’ management on 13 March 2014 in order to assess the financial situation of Sunways and the restructuring options available.

On 17 March 2014, the JPLs received a letter from Sunways alleging that under the Support Letters, the Company was obliged to provide Sunways with adequate financial means to avoid any over-indebtedness and illiquidity.

The letter requested that the Company pay Sunways an amount of €7 million to avoid the illiquidity of Sunways, procure a waiver of the Group’s intercompany loans and trade payables in the amount of €35 million and resolve to provide Sunways with an additional amount of €20 million in cash. The letter purported to require that each of the above steps be taken before 19 March 2014, and warned that Sunways had been advised to file for bankruptcy if those steps were not taken.

The JPLs considered the request from Sunways and having considered the alternatives, including whether any third party investors were capable of completing a transaction in the timeframe available and the strategic importance of Sunways to the Group, the JPLs concluded that it was not in the interests of creditors for the Company to seek the funding requested by Sunways. The JPLs confirmed on 19 March 2014 that they would not be in a position to comply with Sunways’ request.

Zolfo Cooper (Cayman) Limited	19

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

On 20 March 2014, Sunways issued an announcement confirming that its management board had taken the decision to file for the opening of preliminary insolvency proceedings in respect of Sunways and its wholly owned subsidiary, Sunways Production GmbH. The German court accordingly appointed a preliminary insolvency administrator and ordered the formation of a preliminary creditors’ committee. The JPLs intend to establish a dialogue with the appointed preliminary insolvency administrator. The JPLs have also asked their legal advisers to review the Support Letters in order to assess the validity of any claims which may in future be made by Sunways.

6.2	Solar Power, Inc

SPI is a specialist developer and contractor for large-scale solar energy facilities, with its business mainly based in the United States of America.

In March 2011, the Company acquired a 70% interest in SPI for $33 million. The Company’s investment in SPI is held through its wholly owned subsidiary LDK Solar USA, Inc. SPI’s shares are listed and traded on the US Over The Counter Bulletin Board.

In connection with the SPI acquisition, the Company received from China Development Bank financing of $23 million for the Company to on-lend to LDK Solar USA, Inc. for the purchase of the shares in SPI. The financing was secured by a pledge over the SPI shares so acquired and a pledge of the receivables from the intercompany promissory note from LDK Solar USA, Inc to the Company.

The JPLs are in the process of engaging with SPI’s management in order to understand its current financial position and funding requirements (if any) so as to enable the JPLs to assess all available options in respect of the Company’s investment in SPI.

7.	Provisional liquidation funding requirements

Prior to the appointment of the JPLs, the Company sought to secure Interim Financing from external sources to fund the estimated costs of the restructuring process (including the costs of the provisional liquidation process) and the Company’s on-going funding requirements through until completion of the restructuring. The intention was that the Interim Financing would subsequently be refinanced by a new facility, the Exit Financing, when the restructuring became effective. The Exit Financing would fund the cash component of the restructuring consideration and any working capital required by the Company post-restructuring. The Company’s and the JPLs’ efforts to secure the Interim Financing are summarised below.

Zolfo Cooper (Cayman) Limited	20

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

7.1	Convertible Promissory Note

On 28 January 2014, the Company entered into the Note with one of its shareholders, LDK New Energy, pursuant to which the Company would borrow the Interim Financing up to a principal amount of US$30 million to fund the costs of the restructuring process and the estimated cash requirement of any restructuring plan. The Note, however, does not constitute a commitment from LDK New Energy and the Company has now concluded that no additional funds will be advanced pursuant to the Note.

On the date of execution, the Company made an immediate draw down of $2 million which was used to meet outstanding costs associated with the restructuring process. The Company has confirmed that only $2 million has been drawn.

The Note purports to be guaranteed by various subsidiaries of the Company and benefits from security interests including a first lien over 85% of the equity in Jiangxi Hi-Tech (together with a second lien over the remaining 15% of equity held), first liens over the equity held in LDK Solar Germany Holding GmbH and Sunways and a first lien over all cash or cash equivalents held by the Company and the subsidiaries guaranteeing the Note. The Company has confirmed that none of these liens were ever perfected.

The JPLs are currently seeking advice from their lawyers in respect of the Note, including how any claim arising against the Company (and the guarantor subsidiaries) should be treated in the provisional liquidation.

7.2	Intercompany receipt

Shortly prior to their appointment, the JPLs requested that the Company ensure that sufficient cash be under their direct control to meet the immediate funding requirements of the provisional liquidation.

As a result of that request, Management arranged for $6 million to be paid to Campbells immediately prior to the JPLs’ appointment. The transfer was completed as an intercompany transaction and transferred to the JPLs upon the opening of the provisional liquidation bank account.

Based on the JPLs’ current cash flow forecast, it is anticipated that this initial funding will be fully exhausted by late April 2014.

Zolfo Cooper (Cayman) Limited	21

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

7.3	Forecast Interim Financing requirement

An immediate focus of the JPLs since their appointment has been to assess the funding requirements of the Company for the period required to complete the implementation of the restructuring and to secure Interim Financing on terms that are acceptable to the JPLs and the Court. The JPLs have purposely concentrated on securing Interim Financing and not the Exit Financing required as part of the proposed restructuring for a number of reasons:

•	The importance of being able to demonstrate to the Court at the hearing on 2 April 2014 that the JPLs have identified Interim Financing sufficient to enable the proposed restructuring to be implemented;

•	The need to complete a detailed assessment, in conjunction with Jefferies and Management, of the Exit Financing requirements (which will include funding obligations pursuant to the proposed restructuring and on-going working capital requirements) before approaching potential financiers; and

•	The likely time required to speak to financiers interested in providing the Exit Financing and to negotiate and agree acceptable terms.

Working in conjunction with Jefferies and Management, the JPLs have prepared an initial cash flow forecast for the period to 31 July 2014 (the period within which it is estimated a restructuring can be completed), which has identified a forecast cash requirement of almost $14 million, over and above the $6 million already held. Table 3 below sets out the forecast funding requirements.

Table 3: The forecast funding requirements.

	March	April	May	June	July	Total

Funding	6,000	—	—	—	—	6,000
Other receipts	—	—	—	—	—	—
Operating expenses	(973)	(973)	(973)	(973)	(973)	(4,867)
Restructuring fees	(2,751)	(2,751)	(2,751)	(2,751)	(2,751)	(13,757)
Other professional fees	—	—	—	—	—	—
Finance costs	—	—	—	—	—	—
Contingency (5%)	(186)	(186)	(186)	(186)	(186)	(931)

Net cash flow	2,089	(3,911)	(3,911)	(3,911)	(3,911)	(13,555)

Opening cash balance	—	2,089	(1,822)	(5,733)	(9,644)	—

Cash movement	2,089	(3,911)	(3,911)	(3,911)	(3,911)	(13,555)

Closing cash balance	2,089	(1,822)	(5,733)	(9,644)	(13,555)	(13,555)

Zolfo Cooper (Cayman) Limited	22

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Restructuring fees predominantly represent the forecast legal costs to implement the restructuring and also include the JPLs’ estimated costs and the costs of the Ad Hoc Advisers. The costs of the Ad Hoc Advisers are payable as a condition of the proposed RSA with the holders of the Senior Notes (subject to the approval of the Court).

Forecast operating expenses include the estimated costs of engaging KPMG to complete the audit of the Group’s 2013 consolidated accounts, a provision for the renewal premium for directors’ and officers’ insurance and estimated payroll related recharges for services provided by other subsidiaries to the Company.

The engagement terms negotiated by the Company with both Jefferies and Houlihan Lokey prior to the JPLs’ appointment include provision for transaction fees to be due and payable on successful implementation of a restructuring. Subject to sanction of the Court, the JPLs expect that these transaction fees will be settled from the Exit Financing and are therefore not included in the above forecasts.

7.4	Discussions with Stakeholders

The JPLs met with key Stakeholders, including the Ad Hoc Committee and representatives of each of the Preferred Investors in Hong Kong during the week commencing 10 March 2014 and invited all those parties to provide all or part of the Interim Financing required by the JPLs. All those parties were advised that in the absence of Interim Financing, the JPLs would not be able to recommend to the Court that the winding up petition be adjourned beyond the hearing on 2 April 2014.

To date, no creditors have indicated a willingness to provide any of the Interim Financing.

Upon appointment, the JPLs were advised by Management that one of the Company’s existing shareholders was willing to provide US$10 million in Interim Financing to the JPLs. On 11 March 2014, the JPLs met with a representative of the interested party and a draft term sheet outlining proposed terms was subsequently sent to the shareholder. No comments on the draft term sheet were received and no further progress was made in relation to negotiations with that party.

At the meeting of the board of Directors of the Company on 13 March 2014, the JPLs explained the need to identify Interim Funding ahead of the Court hearing on 2 April 2014 and advised that it was estimated that funding of $14 million was required. During the meeting, the JPLs were advised that one of the Company’s shareholders, HRX, would be willing to provide the Interim Financing. As noted in section 2.1 above Xinyu State-owned Asset Management Co., Ltd is a 40% shareholder of HRX’s parent entity. HRX’s interests on the board are represented by its nominated directors; Mr Zhibin Liu, Mr Xuezhi Liu and Mr Hongjiang Yao

Zolfo Cooper (Cayman) Limited	23

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

7.5	HRX Commitment Letter

Following the meeting of the board of Directors, the JPLs’ lawyers sent a draft commitment letter to HRX outlining the proposed terms discussed during the meeting.

On 18 March 2014, HRX provided the signed Commitment Letter to the JPLs undertaking to provide the Company with a $14 million financing facility. The key terms of the Commitment Letter, which is conditional on facility documentation being sanctioned by the Court and execution of one or more of the RSAs, include:

•	$14 million facility available to the JPLs;

•	The Company to issue to HRX warrants for 6,600,000 shares in the Company exercisable at a strike price of $0.10 per share within twelve months;

•	Loan to be provided by way of promissory notes issued by the Company to HRX with a maturity date 64 months after the date on which HRX funds the loan amount to the Company;

•	Interest free;

•	No guarantees or collateral;

•	Liability is subordinated to all expenses of the provisional liquidation and/or official liquidation, but ranks ahead of unsecured creditor claims;

•	Repayable at the option of the JPLs without penalty within four months;

•	If the loan is not repaid within four months it may be converted to ordinary shares in the Company at a conversion price of 50% of the volume weighted average price in the 60 trading days prior to the conversion date, subject to a one year lock up period for the converted shares; and

•	The Commitment Letter may be terminated by the JPLs at any time prior to sanction of the loan facility documents by the Court and does not preclude the JPLs from discussing alternative funding arangements with other potential lenders (if any).

The JPLs consider that the Interim Funding has been secured (subject to sanction of the Court) on terms that are unlikely to be matched by other financiers, and is structured in a way that minimises the cost to the estate and preserves flexibility to the JPLs should alternative funding options arise in the coming weeks or months.

Zolfo Cooper (Cayman) Limited	24

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

Given the limited time available for the JPLs to identify potential sources of funding, the JPLs do not consider that external financiers would be willing or able to offer more attractive terms. Accordingly, the JPLs agreed to the terms of the Commitment Letter on 20 March 2014, subject to sanction of the Court of the loan facility documentation.

Assuming that the loan facility documentation can be negotiated and finalised in time, the JPLs intend to request sanction of the Court on 2 April 2014 to obtain Interim Financing from HRX on the terms described above.

7.6	Exit Financing

Subject to the Court sanctioning the proposed Interim Financing and agreeing to adjourn the winding up petition, the JPLs intend to work with Jefferies and Management over the coming weeks to assess the Exit Financing requirements of the Company and to commence a fundraising process for the Exit Financing. It is the intention of the JPLs to secure commitments to provide the Exit Financing before formally seeking Court approval to launch the proposed restructuring.

Creditors interested in participating in the Exit Financing fundraising should provide an expression of interest in writing to the JPLs.

8.	Status of restructuring negotiations

In September 2013, the Company postponed a payment of interest due and payable to holders of the Senior Notes.

Prior to the appointment of the JPLs, the Company, supported by Jefferies and Sidley, entered into negotiations with certain of its off-shore creditors in order to consummate a restructuring of the Company’s indebtedness and other obligations, pursuant to the terms and conditions of a restructuring term sheet. To date, negotiations have primarily focussed on agreeing a restructuring term sheet and RSAs with the Ad Hoc Committee (and certain other holders of the Senior Notes) and the majority of the Preferred Investors.

The Company had sought to agree the restructuring term sheet and execute the RSAs ahead of the appointment of the JPLs, however it became clear to the Company and its advisers that this could not be achieved before the maturity of the Senior Notes on 28 February 2014.

Zolfo Cooper (Cayman) Limited	25

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

8.1	Negotiations with Key Stakeholders

During their meetings with the Ad Hoc Committee and representatives of the Preferred Investors the JPLs explained the importance to all Stakeholders of agreeing RSAs ahead of the 2 April 2014 Court hearing.

Following an intense period of negotiation, commercial and legal terms for an RSA incorporating a restructuring term sheet have been agreed in principle with the Ad Hoc Committee (representing over 49% in value of the Senior Note holders). The JPLs are awaiting final approval of an RSA by the holders of 79% in value (3/4 in number) of the Preferred Shares, which such holders have been asked to provide by 28 March 2014. Given the progress made since their appointment, the JPLs intend to advise the Court on 2 April 2014 that, provided the RSAs have been signed by a sufficient majority of Stakeholders to become effective, there is a reasonable prospect of a restructuring being achieved.

The JPLs are required to obtain sanction of the Court before the RSAs and the restructuring term sheet can be executed on terms which bind the Company and thereby become effective. From Sidley’s discussions with the NYSE, the JPLs understand that disclosure of the agreement emodied in the RSAs is a pre-requisite for the NYSE lifting the trading halt on the Company’s ADSs.

8.2	Discussions with Other Off-shore Creditors

Since their appointment on 27 February 2014, the JPLs have held discussions with a number of other off-shore creditors who may be affected by the proposed restructuring. Now that RSAs are agreed with the Ad Hoc Committee and the holders of a majority of the Preferred Shares, subject to the internal authorisation process and Court sanction, the JPLs will also progress discussions with other key off-shore creditors to obtain their support for the proposed restructuring terms.

The JPLs are also taking legal advice on the composition of classes of creditors for the purpose of the proposed scheme of arrangement.

8.3	Next steps

Subject to sanction by the Court, the JPLs, in conjunction with their legal and financial advisers, intend to continue to progress with the steps required to enable the Cayman Scheme to be formally launched. This work is expected to include:

•	Preparing the Cayman Scheme documentation and explanatory statements;

•	Determining the creditor classes for the purposes of Cayman Scheme voting;

Zolfo Cooper (Cayman) Limited	26

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

•	Working with Jefferies to update and refresh as required the financial analysis completed prior to the JPLs’ appointment. In particular this will include completing an assessment to determine that the proposed restructuring is in the best interests of all creditors affected by the restructuring as compared to alternative options;

•	Assessing the Company’s Exit Financing requirements;

•	Identifying potential sources of Exit Financing and negotiating commercial terms for an Exit Financing facility; and

•	Discussions with other off-shore creditors to obtain support for the proposed restructuring terms.

The JPLs will consult with the Committee in respect of progress in relation to the above, should a Committee be appointed at the Meeting of Creditors.

9.	Liquidation Committee

At the Meeting of Creditors, the JPLs intend to seek to form a Committee comprising creditors of the Company. The primary functions of the Committee are to consult with the JPLs as a representative of the entire body of creditors and to vote on the remuneration of the JPLs, which is ultimately subject to the approval of the Court.

The JPLs wish to ensure that any Committee that is established is representative of the interests of all creditors and is capable of functioning effectively as such. Accordingly, the JPLs’ preference would be for the Committee to consist of representatives of different creditor groups; for example, one Preferred Investor, one Senior Note holder and one representative of other creditors of the Company.

The final composition of the Committee will be a matter for the JPLs and they reserve the right to select some but not all of the nominees for the membership of the Committee, to invite further nominations and/or seek directions from the Court in connection with the membership of the Committee.

Nominations to act as a Committee member should be provided on the proxy form that was enclosed with the JPLs’ letter dated 5 March 2014. Given the confidential nature of the Company’s business, those wishing to act as committee members must also sign and return a confidentiality agreement. Further copies of all relevant documents can be obtained by contacting LDKenquiries@zolfocooper.ky.

Zolfo Cooper (Cayman) Limited	27

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

The proxy form and signed confidentiality agreement should be returned to LDKenquiries@zolfocooper.ky no later than close of business on Wednesday 26 March 2014, Cayman Islands time.

10.	Winding up Hearing on 2 April 2014

A further hearing of the winding up petition and the summons pursuant to which it was ordered that the JPLs be appointed will take place at the Law Courts, Grand Cayman, on Wednesday 2 April 2014 at 10.00 am Cayman Islands time. The purpose of the hearing is to allow creditors of the Company (including contingent and future creditors) to appear by counsel and be heard. Creditors are reminded that, in order to appear by Cayman counsel at the hearing, they must give seven clear business days’ prior notice to the Company’s attorneys, Campbells. However, in circumstances where the report is being provided to creditors on 24 March 2014, the JPLs agree to extend the deadline for provision of such notices until 5pm (Cayman time) on Wednesday, 26 March 2014. The JPLs reserve the right to object to the appearance of creditors who do not provide by that extended deadline notice of their intention to appear and a statement of the position which they intend to adopt at the hearing.

At the hearing on 2 April 2014 the JPLs intend to seek a further adjournment of the winding-up petition and, depending on the progress made leading up to the hearing, they may be in a position to seek the Court’s sanction of the separate RSAs agreed with certain holders of the Senior Notes and with certain Preferred Investors and/or sanction for the Interim Financing from HRX.

Copies of the winding up petition, the summons for appointment of the JPLs, the supporting affidavits, counsel’s written submission and the Order may be obtained (in hard copy or electronic form) from Campbells. Any requests should be sent for the attention of Guy Manning (gmanning@campbells.com.ky) and Mark Goodman (mgoodman@campbells.com.ky). To date, while a small number of creditors have requested copies of the above mentioned documentation, no creditors have indicated their intention to attend the hearing on 2 April 2014. To date, no creditors have indicated any opposition to the appointment of the JPLs or the proposed restructuring.

Zolfo Cooper (Cayman) Limited	28

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

11.	Receipts and Payments

Table 4 shows the Company’s receipts and payment account for the period since the JPLs’ appointment. To date the sum of $6 million has been received in respect of the intercompany receipt detailed in section 7. The only payment made to date is in respect of a bank charge of $10.

Table 4: The JPLs’ receipts and payments account for the period from 27 February 2014 to 24 March 2014

To 24 March 2014 $

Receipts

Intercompany receipt	6,000,000

6,000,000

Payments

Bank Charge	10

10

Balance	5,999,990

12.	Next steps

Assuming that the Court adjourns the petition at the hearing on Wednesday 2 April 2014 so that the provisional liquidation may continue, the JPLs intend to focus on:

•	Completing the JPLs’ financial analysis in respect of the Company, its assets and liabilities;

•	Preparing the Cayman Scheme documentation and explanatory statements;

•	Assessing the Exit Financing requirements;

•	Identifying potential sources and negotiating commercial terms for an Exit Financing facility;

•	Completing all necessary regulatory filings and notifications to maintain the Company’s listing on the NYSE, including progressing the completion of the 2013 audit process;

Zolfo Cooper (Cayman) Limited	29

Joint provisional liquidators’ first report to creditors for the period 27 February 2014 to 24 March 2014

LDK Solar CO., Ltd. – in provisional liquidation

•	Maintaining regular communication with the Committee, if formed; and

•	On-going dialogue with the NYSE regarding the trading halt;

Subject to any alternative directions from the Court, the JPLs intend to provide their next formal report to creditors by 30 June 2014 or earlier should there be any material developments in the provisional liquidation that the JPLs determine should be brought to creditors’ attention.

Yours faithfully
For and on behalf of
LDK Solar CO., Ltd. – in provisional liquidation

/s/ Tammy Fu
Tammy Fu
Joint Provisional Liquidator

Zolfo Cooper (Cayman) Limited	30

Appendix A	Group structure

Corporate Structure

LDK Solar Co., Ltd. CI
100% 1
LDK Silicon & Chemical Technology Co., Ltd. CI
100%
LDK Silicon HoldingCo., Ltd. HK
100%
LDK Solar USA, Inc. CA, USA
70%
Solar Power, Inc. CA, USA
100%
North Palm Springs Investments, LLC CA, USA
100%
LDK Solar Tech USA, Inc. CA, USA
80%
LDK Solar Systems, Inc. DE, USA
10%
10%
100%
Solar Power Holding (Hong Kong) Co., Ltd. HK
100%
LDK Solar International Co., Ltd. HK
100%
LDK Germany Holding, Gmbh GER
71%
Sunways AG GER
100%
Sunways Production, GmbH GER
100%
LDK Solar Europe Holding, S.A. LU
100%
LDK Trading Service Germany, GmbH GER
100%
LDK Solar Spain SL ESP
100%
LDK Solar Tech, Europe, GmbH GER
100%
LAEM S.R.L. ITA
100%
LD THIN S.R.L. ITA
100%
LDK Solar Canada, Inc. CAN
100%
LDK Solar Tech (Japan) Co., Ltd. JPN
LDK Solar Hi-Tech (Hong Kong) Co., Ltd. HK
LDK PV Tech (Hong Kong) Co., Ltd. HK
Oversea
China
100%
100%
100%
JiangXi LDK Solar Hi-Tech Co., Ltd.
100%
LDK Solar Hi-Tech (Xinyu) Co., Ltd.
LDK Solar Hi-Tech (Suzhou) Co., Ltd.
100%
74.5%
LDK Solar Hi-Tech (Nanchang) Co., Ltd.
25.5%
33.5%
JiangXi Sinoma New Solar Materials Co., Ltd.
100%
LDK PV Technology (Xinyu) Project Co., Ltd.
10%
90%
LDK PV Technology (Hefei) Project Co., Ltd.
100%
Anhui LDK New Energy Co., Ltd.
100%
LDK Optronics Technology Co., Ltd.
5%
Jiuquan Shunfeng LDK Solar Co., Ltd.
100%
Jiangxi LDK PV Technology Co., Ltd.
70%
100%
Jiangxi LDK Solar Poly Silicon Co., Ltd.
30%
LDK Silicon Technology (Inner Mongolia) Co., Ltd.
70%
30%
Shigatse LDK New Energy and Power Co., Ltd.
80%
Honhot LDK New Energy and Engineering Co., Ltd.
Wuwei LDK New Energy and Power Co., Ltd.
100%
80%
Taojiang LDK New Energy and Engineering Co., Ltd.
20%
20%
Hetian PV Technology Co., Ltd.
80%
80%
Ezhou LDK PV Agriculture Technology Co., Ltd.
20%

1. LDK Solar Co., Ltd shareholding in LDK Silicon & Chemical Technology Co., Ltd is subject to the terms of the Subscription and Shareholders Agreement entered into with certain investors.

Hong Kong holding companies

Off-shore operating companies

Other off-shore holding companies

Off-shore PV projects

On-shore holding companies

Investments in public companies

On-shore operating companies

Source: Jefferies

Notes: The JPLs are aware that certain non-material subsidiaries are not included in the diagram above.

Zolfo Cooper (Cayman) Limited

Appendix B	Preferred Investors

Preferred Investor	Comment	Number of shares held	% holding	Estimated claim ($000)

China Development Bank Capital Corporation Limited	—	150,000,000	62.5%	264,638

Excel Rise Holdings Limited	Investment fund affiliated with China Construction Bank Corporation	30,000,000	12.5%	52,928

Prosper East Limited	Investment fund affiliated with China Construction Bank Corporation	10,000,000	4.2%	17,643

Apollo Investment Asia Limited	Subsidiary of a fund advised by CITP Advisors Limited, an affiliate of Bank of China International Holdings Limited	50,000,000	20.8%	88,213

		240,000,000	100%	423,422	[1]

Source: Jefferies.

Notes

1.	Estimated principal and interest outstanding as at 28 February 2014.

Zolfo Cooper (Cayman) Limited

Appendix C	Company receivables

Due from related parties - intercompany[1]	US $000
North Palm Spring Investments. LLC	25,642
LDK Solar Hi-Tech (Suzhou) Co., Ltd.	21,183
Solar Power, Inc	13,281
Sunways AG	6,191
LDK Silicon & Chemical Technology Co., Ltd	680
JiangXi LDK Solar Hi-Tech Co., Ltd.	206

	67,183	[2]

Due from related parties - other affiliates[1]	US $000
Best Solar Co. Ltd[3]	40,775

	40,775

Source: Management information provided by the Company.

Notes

1.	Based on unaudited financial statements of the Company as at 28 February 2014.
2.	The JPLs plan to undertake further work to understand how these balances have arisen and the likely level of recovery in respect of each receivable.
3.	Subsidiary of LDK New Energy, a shareholder of the Company. LDK New Energy is controlled by Chairman Peng.

Zolfo Cooper (Cayman) Limited

Appendix D	Long-term investments

Long term investments[1]	US $000
JiangXi LDK Solar Hi-Tech Co., Ltd.	555,469
LDK Silicon & Chemical Technology Co., Ltd	506,234
Jiangxi LDK PV Technology Co., Ltd	33,052
LDK Solar USA, Inc.	28,861
LDK Germany Holding, Gmbh	5,502
Other positive value investments	825
Negative value investments[3]	(747,187)

382,756

Source: Management information provided by the Company.

Notes

1.	Based on unaudited financial statements of the Company as at 28 February 2014.
2.	Values represent book values in the Company’s accounts as at 28 February 2014. Further work is required to determine if and when these assets were last subject to revaluation.
3.	There are a number of investments which are stated in the Company’s accounts at a negative balance. The JPLs have asked management to provide further information and explanations in respect of the nature of these balances.

Zolfo Cooper (Cayman) Limited

Appendix E	Intercompany payables

Due to related parties - intercompany[1]	US $000
LDK Solar International Co., Ltd.	(484,261)
LDK Solar Hi-Tech (Hong Kong) Co., Ltd	(243,471)
LDK Solar USA, Inc.	(23,448)
JiangXi LDK Solar Hi-Tech Co., Ltd.	(14,067)
LDK Solar Tech USA, Inc.	(3,162)
LDK Silicon Holding Co., Ltd.	(174)
Solar Power, Inc	(14)

	(768,597	) [2]

Source: Management information provided by the Company.

Notes

1.	Based on unaudited financial statements of the Company as at 28 February 2014.
2.	The JPLs plan to undertake further work to understand how these balances have arisen.

Zolfo Cooper (Cayman) Limited

Zolfo Cooper
Zolfo Cooper (Cayman) Limited
Suite 776
38 Market Street
2nd Floor, Canella Court
Camana Bay Grand Cayman KY1-9006
Cayman Islands
Zolfo Cooper (Cayman) Limited